UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

LRAD CORPORATION
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

50213V109
(CUSIP Number)

JOSHUA SILVERMAN
IROQUOIS CAPITAL MANAGEMENT, LLC
205 East 42nd Street, 20th Floor
New York, New York 10017
(212) 974-3070

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 50213V109

1	NAME OF REPORTING PERSON Iroquois Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,699,607
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,699,607
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,699,607
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 50213V109

1	NAME OF REPORTING PERSON Iroquois Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,699,607
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,699,607
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,699,607
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 50213V109

1	NAME OF REPORTING PERSON Joshua Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,147
	8	SHARED VOTING POWER 1,699,607
	9	SOLE DISPOSITIVE POWER 21,147
	10	SHARED DISPOSITIVE POWER 1,699,607
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,720,754
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 50213V109

1	NAME OF REPORTING PERSON Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 184,293
	8	SHARED VOTING POWER 1,699,607
	9	SOLE DISPOSITIVE POWER 184,293
	10	SHARED DISPOSITIVE POWER 1,699,607
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,883,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 50213V109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.00001 per share (the “Shares”), of LRAD Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 16990 Goldentop Road, San Diego, California, 92127.

Item 2.	Identity and Background.

This statement is filed by:

(i)
Iroquois Capital Management LLC, a Delaware limited liability company (“Iroquois”), with respect to the Shares beneficially owned by it by virtue of its position as investment advisor to Iroquois Master Fund (as defined below);

(ii)
Iroquois Master Fund Ltd., a Cayman Islands exempted limited company (the “Iroquois Master Fund”), with respect to the Shares directly and beneficially owned by it and the Shares which are issuable upon exercise of the Warrants directly and beneficially owned by it;

(iii)	Joshua Silverman, with respect to the Shares he beneficially owns as a managing member of Iroquois and the Shares and Warrants directly and beneficially owned by him; and

(iv)
Richard Abbe, with respect to the Shares he beneficially owns as a managing member of Iroquois and the Shares and Warrants held by certain trusts or accounts established for the benefit of Richard Abbe’s children or other relatives (the “Accounts”) of which Richard Abbe serves as a custodian or trustee.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Note: the Reporting Persons previously reported on Schedule 13G with respect to the Issuer.  The initial Schedule 13G was filed with the Securities and Exchange Commission on February 12, 2014 and was amended on February 17, 2015.

(b)           The address of the principal office of each of the Reporting Persons is 205 East 42nd Street, 20th Floor, New York, New York 10017.  The officers and directors of Iroquois Master Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.

(c)           The principal business of Iroquois is serving as an investment adviser that provides investment advisory services to Iroquois Master Fund.  The principal business of Iroquois Master Fund is serving as a private investment fund.  Iroquois Master Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  The principal business of Messrs. Silverman and Abbe is serving as managing members of Iroquois.

(d)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 50213V109

(e)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Silverman and Abbe are citizens of the United States of America.  The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares and Warrants purchased by Iroquois Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 1,310,841 Shares beneficially owned by Iroquois Master Fund and the warrants (the “Warrant”) to acquire 388,766 Shares  was approximately $2,119,024, including brokerage commissions.

Mr. Silverman used his personal assets to purchase the 16,644 Shares and the Warrants to acquire 4,503 Shares reported herein.  The total purchase price for such Shares and Warrants was approximately $23,675, including brokerage commissions.

The Accounts used working capital of such Accounts to acquire the 139,257 Shares and the Warrants to acquire 45,036 Shares reported herein.  The total purchase price for such Shares and Warrants was approximately $191,498, including brokerage commissions.

Item 4.	Purpose of the Transaction.

The Reporting Persons purchased the Shares and the Warrants based on their belief that the Shares and Warrants, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On June 22, 2015, Iroquois delivered a letter to the Board of Directors (the “Board”) of the Issuer.  In the letter, Iroquois set forth concerns it has with certain of the Issuer’s recent actions, including (i) the Board’s failure to effectively manage the Issuer’s capital resources, including the excess cash on the balance sheet and the lack of share repurchases under the existing buyback plan and (ii) the Issuer’s failure to capitalize on available sales opportunities in emergency or general campus notifications and emergency warnings for natural disasters.  The letter also notes that insiders of the Issuer have recently engaged in sales of Shares immediately upon exercise of options, which sends the wrong message to shareholders.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 50213V109

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 33,558,565 Shares, which represents (1) the 33,120,260 Shares outstanding, as of May 1, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 7, 2015 plus (2) the 438,305 Shares issuable upon exercise of the Warrants.

A.	Iroquois

(a)
As of the close of business on June 19, 2015, Iroquois beneficially owned 1,699,607 Shares, which includes (i) 1,310,841 Shares of Common Stock owned by Iroquois Master Fund and (ii) 388,766 Shares of Common Stock which are issuable upon exercise of the Warrants owned by Iroquois Master Fund.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,699,607
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,699,607

(c)
Iroquois has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	Iroquois Master Fund

(a)
As of the close of business on June 19, 2015, Iroquois Master Fund directly and beneficially owned 1,699,607 Shares, which includes (i) 1,310,841 Shares of Common Stock and (ii) 388,766 Shares of Common Stock which are issuable upon exercise of the Warrants owned by Iroquois Master Fund.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 1,699,607
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,699,607
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

C.	Joshua Silverman

(a)
As of the close of business on June 19, 2015, Mr. Silverman beneficially owned 1,720,754 Shares, which includes (i) 1,699,607 Shares of Common Stock owned by Iroquois Master Fund, (ii) 16,644 Shares of Common Stock owned by Mr. Silverman and (iii) 4,503 Shares of Common Stock which are issuable upon exercise of the Warrants owned by Mr. Silverman.

Percentage: Approximately 5.1%

CUSIP NO. 50213V109

(b)	1. Sole power to vote or direct vote: 21,147
2. Shared power to vote or direct vote: 1,699,607
3. Sole power to dispose or direct the disposition: 21,147
4. Shared power to dispose or direct the disposition: 1,699,607

(c)
Mr. Silverman has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	Richard Abbe

(a)
As of the close of business on June 19, 2015, Mr. Abbe beneficially owned 1,883,900 Shares, which includes (i) 1,699,607 Shares of Common Stock owned by Iroquois Master Fund, (ii) 139,257 Shares of Common Stock held in the Accounts and (iii) 45,036 Shares of Common Stock which are issuable upon exercise of the Warrants held in the Accounts.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 184,293
2. Shared power to vote or direct vote: 1,699,607
3. Sole power to dispose or direct the disposition: 184,293
4. Shared power to dispose or direct the disposition: 1,699,607

(c)
Mr. Abbe has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 22, 2015 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Persons beneficially own certain Warrants to purchase a total of 438,305 Shares of Common Stock of the Issuer, as further described in Items 2-5 herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Iroquois Master Fund Ltd., Iroquois Capital Management LLC, Joshua Silverman and Richard Abbe, dated June 22, 2015.

99.2	Letter, dated June 22, 2015, from Iroquois Capital Management, LLC to the Board of Directors of LRAD Corporation

CUSIP NO. 50213V109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2015

IROQUOIS MASTER FUND LTD.	IROQUOIS CAPITAL MANAGEMENT LLC

By:	/s/ Joshua Silverman
	Name:	Joshua Silverman
	Title:	Authorized Signatory

/s/ Joshua Silverman
JOSHUA SILVERMAN

/s/ Richard Abbe
RICHARD ABBE

CUSIP NO. 50213V109

SCHEDULE A

Directors of Iroquois Master Fund Ltd.

Name and Position	Present Principal Occupation	Business Address
Richard Abbe, Director	Hedge Fund Manager	205 East 42nd Street, 20th Floor, New York, New York 10017
Joshua Silverman, Director	Hedge Fund Manager	205 East 42nd Street, 20th Floor, New York, New York 10017
Scot Cohen, Director	Hedge Fund Manager	205 East 42nd Street, 20th Floor, New York, New York 10017

CUSIP NO. 50213V109

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Securities Purchased/(Sold)	Price Per Share($)	Date of Transaction

IROQUOIS MASTER FUND LTD.

(7,500)	$2.41	04/06/2015
(3,600)	$2.40	04/07/2015
(6,100)	$2.45	04/08/2015
300	$2.51	04/16/2015
(5,000)	$2.59	04/23/2015
8,522	$2.53	04/30/2015
(100,000)	$2.46	05/05/2015
2,000	$2.57	05/05/2015
(50,000)	$2.48	05/06/2015
5,400	$2.55	05/06/2015
(300)	$2.52	05/06/2015
3,100	$2.54	05/07/2015
1,000	$2.48	05/08/2015
1,500	$2.46	05/12/2015
(2,500)	$2.49	05/12/2015
(5,000)	$2.49	05/13/2015
(5,000)	$2.49	05/15/2015
(5,000)	$2.49	05/18/2015
1,100	$2.46	05/20/2015
500	$2.44	05/21/2015
2,100	$2.40	05/29/2015
(5,000)	$2.39	06/02/2015
(7,500)	$2.43	06/03/2015
(2,000)	$2.41	06/04/2015
(5,000)	$2.37	06/04/2015
(7,500)	$2.32	06/05/2015
(2,500)	$2.33	06/09/2015
(25,300)	$2.21	06/11/2015
(100)	$2.09	06/12/2015
(21,406)	$2.12	06/17/2015